Contact

www.linkedin.com/in/jeffreydachis (LinkedIn)

Top Skills

Social Business
Information Architecture
Marketing

Languages

Hebrew

Publications

Why Marketing Clouds Make No Sense
Social Business Journal
Advertising Age
Social Business Journal v 2.0
Social Business by Design

Patents

Apparatus and method for model-based social analytics

Jeffrey Dachis

One Health Biosensing CEO, One Drop Founder and CEO, Co-Founder, former Chairman, CEO Razorfish, CEO Dachis Group
New York, New York, United States

Summary

CEO and Founder of One Health Biosensing. CEO and Founder of ONE DROP. Helping people navigate chronic health conditions together, One Drop at a time.

Digital, Data-Driven, Technologist, Founder, Entrepreneur, Digital Pioneer, Innovator. Mentor, Advisor, Investor.

Over 20 years driving digital transformation and change.

Co-founded Razorfish and bootstrapped through it's $ 55M IPO. Founded Dachis Group and venture growth funded and successfully sold to Sprinklr.

Proven track record over two decades at envisioning new market opportunities, innovating new solutions, strategizing competitive advantaged positions, recruiting and retaining talent, and building, growing, buying and profitably managing market defining digital marketing and technology companies.

Passionate about the intersection of the internet, technology, big data, social marketing, digital marketing, media, healthcare, commerce, design and startups. Proven driver of growth for startups, build ups, buy ups for venture, growth equity and publicly traded portfolio companies.

Deep longstanding relationships with: healthcare, global marketers, the digital marketing ecosystem, traditional advertising and media ecosystems, a worldwide digital talent ecosystem, and capital markets.

Internationally recognized thought leader and leading expert in digital healthcare, digital advertising, digital marketing, data driven social

marketing, and digital technology, and has frequently appeared in publications and media outlets including: Forbes, FoxBusiness, Bloomberg TV, MSNBC, CNN, CNBC, 20/20, CNNfn, Advertising Age, AdWeek, the New York Times, Wall Street Journal, Business Week, and Wired Magazine.

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Experience

One Health Biosensing
Chief Executive Officer
April 2024 - Present (7 months)
New York, New York, United States

One Drop, Informed Data Systems Inc.
Founder, Chairman and CEO
January 2015 - Present (9 years 10 months)
Greater New York City Area

http://onedrop.today

https://www.youtube.com/watch?v=erYwAlH4Ktc

Sprinklr
Chief Evangelist - Advisor
March 2014 - December 2014 (10 months)
Senior advisory role at Sprinklr.

Dachis Group became part of the worlds leading Social Experience Management platform in February of 2014 through a sale of the company to Sprinklr.

Dachis Group
Founder, Chairman, CEO
April 2008 - March 2014 (6 years)
Dachis Group pioneered Social Business and data-driven social marketing solutions for big brands and their agencies. Utilizing a proprietary big data analytics platform and the world's leading data-driven social marketing solutions group, Dachis Group helped the world's largest brands optimize their social marketing efforts.

Every day, Dachis Group's big data social analytics platform monitored over 10 billion social behaviors in near real-time. Dachis Group delivers powerful insights by tracking, monitoring and helping manage conversations and content across 30,000 brands, 100 million social accounts, and an aggregate audience of 5.2 billion followers, fans, subscribers and contributors from 233 countries.

Dachis Group was also responsible for:

The Social Business Index: http://www.socialbusinessindex.com
The Social Business Summit Series: http://www.socialbusinesssummit.com
The Social Business Council: http://www.socialbusinesscouncil.com

The company served many of the world's leading brand marketers including Nike, Disney, Estée Lauder, Starwood, US Cellular, Hewlett Packard, Kodak, Nestlé, and Nokia.

Bond Art & Science
Co-Founder, Managing Partner
April 2006 - January 2010 (3 years 10 months)

Co-Founded and help manage Bond Art & Science, an experience architecture firm specializing in information design and user experience for digital media and information services.

Bond was founded in 2006 by four veterans of the digital interactive industry and former colleagues from Razorfish, with deep expertise in web strategy, technology, interaction design, visual design, and systems development.

Honed with skills from over more than 15 years and hundreds of assignments. Team members from Bond have managed and participated on teams that designed the the first banner ad, the first web animation, the first corporate intranet, the first online banking application, the largest online trading service, the first multi-platform unified messaging system, and many others.

Razorfish
Co-founder, Chairman, CEO, President
October 1994 - May 2001 (6 years 8 months)

Co-Founded, Razorfish Inc. with Craig Kanarick, and served as its CEO, President, and Director, and Chairman duties from 1999 to December 2001.

Founded, created, managed the world's leading global digital marketing solutions company. Grew from 0 to 2100 employees, in 15 cities in 9 countries, servicing a global client base and annual revenue of ~$260M in under 5 years. Lead the company from bootstrap through IPO.

• Drove market cap to over $ 6.0 B
• Developed and nurtured global client relationships
• Lead M&A team completing 25 transactions over a 20 month period totaling almost $2B
• Grew revenue 54,000% in under 5 years to over $260M annually
• Grew revenue and operating profits 23 consecutive sequential quarters
• $55M IPO, lead road show, drafting and filing of S-1, and listing on NASDAQ: (RAZF)

Razorfish Studios - Chief Executive Officer, President, and Chairman.

A spinoff of Razorfish, Inc, Razorfish Studios produced digital content on the Internet, motion pictures, television, magazines, books, music, and merchandise, and managed several online content and retailing environments including: TheBlueDot.com, Disinformation.com, Rsub.com, Bust Magazine and others.

• 5 Finance events totaling ~$10M:
• 3 Mergers and Acquisitions, 2 Divestitures
• www.rsub.com, added to the permanent collection of SFMOMA

Razorfish Ventures - General Partner

$30M corporate venturing fund as a wholly owned subsidiary of Razorfish, Inc. NASDAQ:(RAZF) in 2000.

Completed 3 equity investments focused within the wireless, enterprise software, and mobile computing industries.

• Series B investment in Cambridge Silicon Radio, Ltd. a designer/ manufacturer of CMOS based single chip radio devices focusing on the 2.5 GHz Bluetooth PAN standard
• Series B round in Artesia Technologies, Inc. a provider of digital asset management software

• Incubation and divestiture of POGO Ltd., a manufacturer of wireless mobile internet handsets, server, browser and compression software

In Your Face, Inc.
Co-Founder, CEO
January 1988 - December 1992 (5 years)
Guerilla marketing and promotional events firm servicing Fortune 500 marketers in the United States.

Co-Founded, and served as Chief executive Officer from 1988 through 1992 and was responsible for sales, marketing, and the development, implementation and management of guerilla marketing campaigns nationwide.

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Education

New York University
Master of Arts (MA), Media-Entertainment-Performing Arts Administration · (1990 - 1992)

State University of New York College at Purchase
Bachelor of Arts Liberal Arts (B.A.L.A.), Dramatic Literature and Dance · (1985 - 1988)

University of Minnesota
Theater · (1985 - 1985)